Exhibit 99.1

April 11, 2017	TSX: GPR
For Immediate Release	NYSE MKT: GPL

NEWS RELEASE

GREAT PANTHER SILVER REPORTS FIRST QUARTER 2017 PRODUCTION RESULTS

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE MKT: GPL) (“Great Panther”; the “Company”) announces production results for the first quarter (“Q1”) 2017 from its two wholly-owned Mexican silver mining operations: the Topia Mine in Durango and the Guanajuato Mine Complex (“GMC”), which includes the San Ignacio Mine.

First Quarter 2017 Production Highlights (Compared to First Quarter 2016)

•	Topia processing plant was suspended for the quarter to facilitate planned plant upgrades and the transition to new tailings handling and storage facilities.
•	This primarily accounted for a 28% decrease in metal production to 727,372 silver equivalent ounces (“Ag eq oz”)
•	Silver production decreased 32% to 364,995 silver ounces (“Ag oz”)
•	Gold production decreased 8% to 5,177 gold ounces (“Au oz”)
•	Ore processed decreased 7%, with 82,456 tonnes milled

“The planned suspension of milling operations at Topia was in effect throughout the entire first quarter and had an obvious impact on our overall metal production,” stated Robert Archer, President & CEO. “However, we continued mining at Topia throughout this period, and with the commissioning of the upgraded plant and the new tailings handling facility now underway, we have commenced the processing of ore stockpiled during the shutdown. This will continue through the balance of the year, such that we anticipate meeting our annual guidance.”

Consolidated Operations Summary	Q1 2017	Q1 2016	Change	Q1 2017	Q4 2016	Change
Ore processed (tonnes milled)	82,456	88,683	-7%	82,456	92,869	-11%
Silver equivalent ounce production[1,2]	727,372	1,009,828	-28%	727,372	883,772	-18%
Silver ounce production	364,995	539,472	-32%	364,995	460,571	-21%
Gold ounce production	5,177	5,599	-8%	5,177	5,206	-1%
Lead production (tonnes)	-	282	-	-	213	-
Zinc production (tonnes)	-	424	-	-	315	-

(1)	Silver equivalent ounces for 2017 were calculated using a 70:1 Ag:Au ratio, and ratios of 1:0.0559 and 1:0.0676 for the price/ounce of silver to price/pound of lead and zinc, respectively.
(2)	Silver equivalent ounces for 2016 were calculated using a 70:1 Ag:Au ratio, and ratios of 1:0.0504 and 1:0.0504 for the price/ounce of silver to price/pound of lead and zinc, respectively.

Guanajuato Mine Complex

In Q1 2017, metal production at the GMC increased 4% compared to the previous quarter, but decreased by 4%, to 727,372 Ag eq oz, when compared to the same quarter in the previous year. Ore processed in the first quarter of 2017 increased by 12%, compared to the first quarter of 2016, partly offsetting the lower head grades and gold recovery.

GMC Operations Summary	Q1 2017	Q1 2016	Change	Q1 2017	Q4 2016	Change
Ore processed (tonnes milled)	82,456	73,649	12%	82,456	81,518	1%
Silver equivalent ounce production [1]	727,372	755,555	-4%	727,372	702,351	4%
Silver ounce production	364,995	375,273	-3%	364,995	347,415	5%
Gold ounce production	5,177	5,433	-5%	5,177	5,071	2%
Ag grade (g/t)	155	179	-13%	155	149	4%
Au grade (g/t)	2.30	2.58	-11%	2.30	2.25	2%
Ag recovery (%)	88.8%	88.5%	0%	88.8%	88.7%	0%
Au recovery (%)	85.0%	89.0%	-4%	85.0%	85.9%	-1%

(1)	Silver equivalent ounces for 2017 and 2016 were calculated using a 70:1 Ag:Au ratio.

San Ignacio accounted for 57% of the total ore processed at the GMC in Q1 2017, compared to 53% in Q1 2016. Lower grades at both the San Ignacio and Guanajuato mines continued through January and February but returned to projected levels for the month of March.

During the first quarter of 2017, exploration drilling continued from both surface and underground. The emphasis of underground drilling has been on increasing definition in the mineral resource, mainly in the areas currently being mined, while surface drilling at San Ignacio has focused on expanding the resource through step-out drilling along strike of the current mine workings.

An updated Mineral Resource Estimate for the GMC was announced on February 21, 2017 that reported a 15% increase in Measured and Indicated Resources, after replacing what was mined in the previous year.

Topia Mine

The suspension of milling operations to facilitate plant upgrades and the transition to dry stack tailings storage continued through the first quarter of 2017. The majority of the upgrades and installation of the tailings handling equipment has now been completed, under budget. Commissioning of the plant is presently underway, with temporary use of the old Phase I tailings storage facility (“TSF”). The Company has submitted all of the technical information required by the Mexican Federal Environmental Authority (Secretaria de Medio Ambiente y Recursos Naturales, or SEMARNAT) for the Phase II TSF permit. SEMARNAT’s response is expected before the end of the month.

In February 2017, in connection with test work related to the plant upgrades, Topia processed 200 tonnes of lower grade ore (282 Ag eq g/t), yielding 2,814 Ag eq oz of metal production.

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Mining has continued since the mill was shut down in early December 2016, with a greater focus on increasing head grades through selective mining and dilution control measures. The Company expects to process all of the ore stockpiled during the shutdown, through the balance of 2017.

Surface drilling at Topia commenced in February, testing the strike extension of the more productive veins.

OUTLOOK

The Company is maintaining its guidance of 4.0 - 4.1 million Ag eq oz (based on a 70:1 silver:gold ratio) for 2017. The lower production for the first quarter was largely as planned, and expected higher rates of throughput at Topia will allow for the processing of ore stockpiles within the year.

The Company is also maintaining its previously issued cash cost and all-in sustaining cost (“AISC”) guidance for 2017 of US$5 - 6 per payable silver ounce, and US$14 - 16 per payable silver ounce, respectively[1]. It is expected that cash cost and AISC for the first quarter of 2017 will be high due to the lower production and higher sustaining capital costs incurred in connection with the Topia plant upgrades and tailings facility expansion. Although there may not be a basis for computing Topia’s costs due to the shutdown during Q1 2017, sustaining capital expenditures associated with the plant upgrades and tailings facility expansion will be accounted for in the computation of the Company’s consolidated unit costs.

Completion of the previously announced acquisition of the Coricancha Mine in Peru is now anticipated to take place before the end of the second quarter 2017 (originally expected to take place closer to the end of the first quarter). The delay in closing is primarily due to local legal and regulatory processes and requirements to complete the transaction between Great Panther and Nyrstar NV. Once the transaction is complete, the Company’s plans include further evaluations of the current mine and processing infrastructure, approximately 7,800 metres of underground drilling, environmental studies and initiation of a preliminary feasibility study (PFS). Depending upon the outcome of the PFS, development in support of operations could commence in 2018. A resource update is underway and is now expected to be completed in the second quarter.

In addition to finalizing the acquisition of the Coricancha Mine in Peru, the Company continues to seek and evaluate additional acquisition opportunities to meet the Company’s growth objectives.

The technical information contained in this news release has been reviewed and approved by Robert F. Brown, P. Eng., who is the Qualified Person (QP) for the Guanajuato Mine Complex and the Topia Mine under the meaning of NI 43-101. Aspects relating to mining and metallurgy are overseen by Ali Soltani, Chief Operating Officer for Great Panther.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL. Great Panther's current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico: the Guanajuato Mine Complex, which includes the San Ignacio Mine, and the Topia Mine in Durango. In addition, the Company has signed an agreement to acquire a 100% interest in the Coricancha Mine Complex in the central Andes of Peru and is pursuing additional mining opportunities in the Americas.

Robert Archer

President & CEO

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CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements"). Such forward-looking statements may include, but are not limited to, the Company's plans for production at its Guanajuato Mine Complex and Topia Mine in Mexico, expectations of cash cost and AISC, the completion of the acquisition of the Coricancha Mine in Peru and initial activities post acquisition, the commissioning of the new tailings facility and resumption of processing at the Topia Mine, the Company`s plans for drilling and resource delineation, and the statements made under the heading “Outlook” above. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company's operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, uncertainty in mineral resource estimation, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations or resource estimates, exploration results being indicative of future production of its properties, the expected timing of the completion of upgrades at Topia and the receipt of permits therefor, expectations regarding the timing of conditions for the closing of the Coricancha acquisition, changes in project parameters, and other risks and uncertainties, including those described in the Company's Annual Information Form for the year ended December 31, 2016 and Material Change Reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov. There is no assurance that such forward looking statements will prove accurate; results may vary materially from such forward-looking statements; and there is no assurance that the Company will be able to identify and acquire additional projects or that any projects acquired will be successfully developed. Readers are cautioned not to place undue reliance on forward looking statements. The Company has no intention to update forward looking statements except as required by law.

For more information, please contact:

Spiros Cacos

Director Investor Relations

Toll free: 1 888 355 1766

Tel: +1 604 638 8955

scacos@greatpanther.com

www.greatpanther.com

[1] Cash cost and AISC are non-IFRS measures. Refer to the Non-IFRS Measures section of the Company’s MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.